CHINA WIND SYSTEMS, INC.

No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, People’s Republic of China
(86) 51083397559

April 28, 2008

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brian Cascio, Branch Chief
Jay Mumford

Re:	China Wind Systems, Inc. (the “Company”)
Registration Statement on Form S-1
Filed February 14, 2008
File No. 333-149255

Ladies and Gentlemen:

We are counsel to the Company in connection with the above-referenced filings. The Company is in receipt of the staff's letter of comment dated March 7, 2008 on the above-referenced filings. Following are the Company's responses to such comments; under separate cover the Company is delivering hard copies of such filing[s] marked to show the changes and keyed to the staff's comments.

General

1. Please revise your registration statement cover page to include the information required by the Form S-l cover page.

RESPONSE: As requested, the Company has revised the registration statement cover page to include the information required by the Form S-1 cover page. Please see revised cover page.

2. Please tell us why your prospectus cover page refers to China Wind Energy, Inc. It appears that you changed your name to China Wind Systems, Inc. in December 2007. Revise as appropriate.

RESPONSE: As requested, the Company’s name shown on the prospectus cover page has been revised to China Wind Systems, Inc. Please see revised prospectus cover page.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, Page 57

3. Please revise to provide a discussion of liquidity and capital resources for the years ended December 31,2006 and 2005 as required by Item 303 of required by Item 303 of Regulation S-X.

RESPONSE: Amendment No. 1 has been revised to provide a discussion of liquidity and capital resources for the years ended December 31, 2007 and 2006.

Consolidated Financial Statements for the year ended December 31,2006

4. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

RESPONSE: Amendment No. 1 contains updated audited financial statements for the years ended December 31, 2007 and 2006.

Report of Independent Registered Public Accounting Firm, page F-2

5. We note that your independent registered public accounting firm is based in Florida while your principal operations are in China. Please respond to the following:

•	Tell us where your accounting records are located, including the language in which your accounting records are maintained and on what basis of GAAP.
•
With the assistance of your auditors, tell us where the audit fieldwork was performed (including who specifically performed that fieldwork). Describe the extent to which audit planning and fieldwork in China was performed by employees of your US based auditors. Identify any other audit firms participating in that planning and fieldwork, if any, and describe the extent of their participation in the audit.

•
If your auditors relied on the work of another accounting firm to perform work in China please have your auditors tell us how they satisfied the relevant requirements of the PCAOB in determining that such reliance was appropriate, including how they determined that it was not necessary to take reference to the other firm in their audit report.

•	If the accounting records and supporting documents or audit working papers are not in English, please have your auditors tell us how they were able to read those documents.
•
Please describe your internal expertise with US GAAP; and, identify who at your company takes responsibility for determining how to apply US GAAP in preparing your financial statements. If your underlying accounting records were not maintained according to US GAAP, tell us who converted those records to US GAAP.

•	Overall, the response should clearly explain how the US based auditors were able to complete the audits of the Chinese operations.

RESPONSE:
•
The Company’s accounting records are maintained in Chinese using generally accepted accounting principles accepted in China. The accounting records are located in Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, China.

•
The audit planning work was performed by Sherb & Co., LLP (“Sherb”) at their offices in New York, NY and Boca Raton, Florida and at the Company’s location in Wuxi City, China. The audit fieldwork was performed onsite at the Company’s principal executives’ office in Wuxi, China by Sherb’s U.S. based auditor team with staff assistance from Shanghai Jin Rui Certified Public Accounts Co., Ltd (“Jin Rui”) in Shanghai, China.

Audit team members included:

Name	Title	Employer and office location	Languages	Duties
Steve Sherb	Partner	Sherb – New York	English	Performed second level partner review.
Christopher Valleau	Partner	Sherb – Florida	English	Lead audit partner primarily involved in planning, audit risk assessment, review and supervision work.
Elsa Sung	Audit manager	Sherb – Florida	English./Mandarin	Primarily involved in planning, audit risk assessment, audit procedure design, review and fieldwork supervision in China.
Huanchao (Eric) Huang	Senior auditor	Sherb – Florida	English./Mandarin	Performed audit procedure design and substantive audit procedures.
Ming (Frank) Zhao	Staff auditor	Sherb – Florida	English./Mandarin	Involved in performing audit fieldwork in China, audit summary and reporting.
Yongmei (Irene) Cai	Staff auditor	Sherb – Florida	English./Mandarin	Performed audit procedure design and substantive audit procedures.
Zhujin Wang	Staff auditor	Shanghai Jin Rui	English./Mandarin	Performed staff level vouching and testing fieldwork under U.S. based Sherb auditors’ onsite supervision.

•
PCAOB requires that the principal auditor “should adopt appropriate measures to assure the coordination of his activities with those of the other auditor in order to achieve a proper review of matters affecting the consolidating or combining of accounts in the financial statements.” (Audit Standards Section 543, Part of Audit Performed by Other Independent Auditors, paragraph .10) and AU Section 543.10c(iv) further states that those measures may include procedures such as ascertaining through communication with the other auditor “that a review will be made of matters affecting elimination of intercompany transactions and accounts.” Sherb audit team was the principal auditor and performed substantially of the audit procedures, and determined the design and extent of the audit procedures to be performed. Jin Rui China based auditor was provided with specific instructions on procedures to be performed, materiality considerations for that purposes and other information as necessary. The percentage of audit work performed by Jin Rui auditor was insignificant and Jin Rui auditor was fully under Sherb U.S. based auditors’ supervision during fieldwork. Additionally, audit workpaper prepared by Jin Rui auditor was extensively reviewed by the U.S. base Sherb auditors. Sherb has carefully reviewed the above factors and concluded that it is appropriate not to make reference to the audit of another auditor.

•
Other than the U.S based Sherb partners, all Sherb auditors and Jin Rui auditor are fluent in both Chinese and English. Bilingual staff members also have knowledge of local business customs and business laws and regulation knowledge. As such, auditors were able to read and understand the accounting records and supporting documents in Chinese. Additionally, material documents were translated or summarized into English version for partners’ reference. All audit working papers were prepared in English in accordance with Sherb firm wide standards to ensure partners were able to understand the work performed and audit quality. As such, language barrier was minimized during the audit process and Sherb was able to complete the audit.

•
In 2007, the Company engaged Beijing Topson Certified Public Accountants Co., Ltd. (“Topson”), as independent consultants to covert its accounting records to US GAAP and further ensure the Company’s accounting books and records are in compliance with US GAAP. Topson is a PCAOB registered accounting firm with professionals that are knowledgeable and experience in US GAAP. Additionally, prior the Company also engaged Mr. Adam Wasserman as independent consultant to assist the Company in preparing its financial statements; Mr. Wasserman has extensive experience in U.S. public company filings and SEC compliance related work. The Company subsequently engaged Mr. Wasserman as its CFO. Mr. Wasserman has traveled to the Wuxi location with his associates who speak mandarin. Mr. Wasserman is responsible in converting the financial information to U.S. GAAP.

Consolidated Balance Sheet, page F-3

6. We see that you have only provided the balance sheet for the year ended December 31,2006. Please tell us how you considered that under SEC Release No. 33-8876, Smaller Reporting Company Regulatory Relief and Simplification, smaller reporting companies are required to provide two years of comparative audited balance sheet data. Please refer to Rule 8-02 of Regulation S-X.

RESPONSE: In accordance with Rule 8-02 of Regulation S-X, Amendment No. 1 includes two years of comparative audited balance sheet data.

Consolidated Statement of Cash Flows, page F-6

7. We see that you record the increase/decrease in amounts due from related parties as investing activities while the proceeds and repayments from related party advances are recorded as financing activities. Please clarify the difference between these two line items and tell us why the classification is appropriate by reference to paragraphs 16-20 of SFAS 95.

RESPONSE: The increase/decrease in amounts due from related parties as investing activities are related to funds advanced to companies partially owned by the Company for working capital purposes from time to time and those companies are required to pay those funds back. In accordance FAS 95, Statement of Cash Flows, paragraph 15, investing activities includes acquiring and disposing of property, plant, and equipment and other productive assets, including assets held for or used in the production of goods or services by the enterprise. Additionally, in paragraph 16, cash inflows from investing activities are receipts from returns of investments and in paragraph 17, cash outflows for investing activities are disbursements for loans made by the enterprise and payments to acquire debt instruments of other entities. The Company believes that funds advanced to companies partially owned by the Company are considered equivalent of disbursement of loan made by the Company and the repayments from those companies are considered receipts from collections of loans made by the Company.

The increase/decrease in amounts due to related parties as financing activities are related to funds advanced to the Company for working capital by the chief executive officer of the Company and his spouse. In accordance FAS 95, Statement of Cash Flows, paragraph 18, Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation. The Company believes the funds received from the owners as working capital are considered financing activities.

The Company believes that its classification for the increase/decrease in due from related parties as an investing activity and the increase and decrease in due to related parties is appropriate.

Note 1. Organization and Summanr of Significant Accounting Policies

Basis of Presentation, page F-8

8. Regarding the consolidation of Dyeing and Electric under the provisions of FIN 46, please tell us the following:
•
How you concluded that you are the primary beneficiary of Dyeing and Electric and that it was appropriate to consolidate these operations in your financial statements. Please provide us with your FIN 46 analysis.

•	How you account for the noncontrolling interests of the consolidated variable interest entities.
•	Where you have provided the disclosures required by paragraph 23 of FIN 46.

RESPONSE: The Company is the sole stockholder of Fulland Limited, a Cayman Islands corporation (“Fulland”). Fulland is a limited liability company incorporated under the laws of the Cayman Islands on May 9, 2007, which was formed by the owners of Wuxi Huayang Dye Machine Co., Ltd. (“Huayang Dye Machine”) and Wuxi Huayang Electrical Power Equipment Co., Ltd. (“Huayang Electrical Power Equipment”, and together with Huayang Dye Machines, sometimes collectively referred to as the “Huayang Companies”) as a special purpose vehicle for purposes of raising capital, in accordance with requirements of the PRC State Administration of Foreign Exchange (“SAFE”). Specifically, on May 31, 2007, SAFE issued an official notice known as Hi Zhong Fa [2007] No. 106 (“ Circular 106” ), which requires the owners of any Chinese company to obtain SAFE’s approval before establishing any offshore holding company structure for foreign financing as well as subsequent acquisition matters in China. Accordingly, the owners of the Huayang Companies, Mr. Jianhua Wu and Ms. Lihua Tang, submitted their application to SAFE in early September 2007. On October 11, 2007, SAFE approved their application, permitting these Chinese citizens to establish an offshore company, Fulland, as a special purpose vehicle for any foreign ownership and capital raising activities by the Huayang Group.

Fulland owns 100% of Green Power Environment Technology (Shanghai) Co., Ltd. (“Green Power”), which is a wholly foreign-owned enterprise (“WFOE”) organized under the laws of the Peoples’ Republic of China (“PRC” or “China”). Green Power is a party to a series of contractual arrangements (as fully described below) dated October 12, 2007 with Huayang Companies. Pursuant to these agreements, Green Power provides exclusive technology consulting and other general business operation services to Huayang Companies in return for a consulting services fee which is equal to Huayang Companies’ revenue. In addition, Huayang Companies’ shareholders have pledged their equity interests in Huayang Companies to Green Power, irrevocably granted Green Power an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Huayang Companies and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Green Power. Through these contractual arrangements, Green Power has the ability to substantially influence Huayang Companies’ daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval.

FIN 46 (R)
Applicable excerpt of FIN 46(R)

Paragraph 14 of FIN 46(R) Consolidation Based on Variable Interests:

14.
An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity's expected losses, receive a majority of the entity's expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity's expected losses and another enterprise will receive a majority of that entity's expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.

Company’s Conclusion regarding FIN (46)
It is the Company’s opinion that according to FIN 46(R):

As a result of these contractual arrangements, the Company is the primary beneficiary of Huayang Companies’ expected losses or expected residual returns. These contractual agreements obligate the Company to absorb a majority of the risk of loss from Huayang Companies’ activities and enable the Company to receive a majority of its expected residual returns. Therefore, the Company accounts for Huayang Companies as a variable interest entity (“VIE”) under Paragraph 14 of FIN 46(R) Consolidation Based on Variable Interests. Accordingly, the Company consolidates Huayang Companies’ results, assets and liabilities.

The accounts of the Huayang Companies are consolidated in the financial statements pursuant to FIN 46R. As a VIE, the Huayang Companies sales are included in the Company’s total sales, its income from operations is consolidated with the Company’s, and the Company’s net income includes all of the Huayang Companies’ net income. The Company does not have any non-controlling interest and accordingly, did not subtract any net income in calculating the net income attributable to the Company. Because of the contractual arrangements, we have pecuniary interest in the Huayang Companies that requires consolidation of our financial statements and the Huayang Companies’ financial statements. The disclosures in paragraphs 23 of FIN 46(R) is not required.

Revenue Recognition, page F-11
9. Please revise your revenue recognition policy footnote to be specific to you products and services. In that regard, you should discuss the different revenue recognition criteria for both Huayang Dyeing and Huayang Electrical, including the following:
•	When title passes for equipment,
•	Billing and payment arrangements,
•	Refund and return provisions,
•	Post-shipment obligations,
•	Customer acceptance provisions, and
•	Warranties and post-installation obligations.

RESPONSE: The revenue recognition policy footnote has been revised in the amended No. 1.

10. Please also revise to discuss if your revenue recognition policy differs where you design and manufacture specialty equipment made to customers' specifications, as discussed on page 33.

RESPONSE: The revenue recognition policy footnote has been revised to indicate that all other product sales with customer specific acceptance provisions are recognized upon customer acceptance.

11. Additionally, please tell us the typical nature, terms and steps involved in completion of a sales arrangement with a customer. In that regard, please describe the process of acquiring and installing your products, including a timeline of typical steps and the extent of assembly effort for equipment and the system as a whole, including who performs those steps. Your written response should fully explain the steps you undertake to complete the contractual arrangements through which you generate revenue.

RESPONSE: The Company’s sales arrangement typically involves designing, manufacturing, and installing in order to complete a sales contract. The Company designs and manufactures products based on agreed upon specifications and most customers are responsible for shipping products to customers’ locations upon manufacture completion. At shipping time, the Company’s installation engineers are sent simantanlously to install the products at customers’ locations. In most cases, the installation process ranges from four to twenty four hours, depending on the complexity of the equipment. The Company recognizes equipment revenue when the product is delivered FOB the Company’s plant, unless otherwise specified. Equipment installation revenue recognizes when the installation service is provided and the equipment has been accepted by the customer. The timing difference between the product delivery and installation service provided generally is between one to five days.

12. Please also revise to discuss your revenue recognition policy for sales of services, as applicable.

RESPONSE: The revenue recognition policy for sales of services has been included in revised revenue recognition policy footnote in Amendment No. 1.

13. We see from page 40 that you provide one year of maintenance and repair services for all of your products “free of charge.” Please tell us how you account for this service and your consideration of whether this represents a multi-element arrangement under EITF 00-21.

RESPONSE: The Company accounts for warranty revenue based on estimated service person hours to complete a service and generally is recognized over the contract period. For the year ended December 31, 2007 and 2006, revenue amounts allocated to warranty revenues were not material. Based on historical experience, warranty service calls and any related labor costs have been minimal. The Company believes the accounting treatment is consistent with EITF 00-21.

Note 6. Related Party Transactions, page F-15

14. We reference the disclosure on page 66 that Lihua Tang has two bank accounts that were assigned to you. We see that the balance in the accounts are being reflected as due from related parties on the balance sheet. Please tell us why this classification is appropriate. Revise your disclosures to clearly explain the arrangement with Lihua Tang. Please clarify whether the money used out of the bank account must be paid back to Lihua Tang or if the amount of cash being used by the company is considered a cash contribution from Lihua Tang. The disclosure should clearly indicate the basis for your accounting treatment.

RESPONSE: Footnote 8 has been revised to provide clarification on due from related parties on the balance sheet. The monies in the two bank accounts assigned to Mrs. Lihua Tang were originally deposited into the accounts using the Company’s working capital prior to the reverse acquisition. Due to certain banking restrictions on the movement of funds in China in a business account, it is customary for companies to open up bank accounts in an individual’s name. The two accounts were set up in the name of Mrs. Lihua Tang, and Mrs. Tang was required to use the accounts only for proper disbursements on behalf of the Company and to account to the Companies for the use of the funds in the accounts. The monies in the accounts were used to pay obligations of the Companies. As of December 31, 2007, these two accounts were closed and the funds were transferred to the Company, and all of the Company’s accounts are in the Company’s name.

Note 7. Income Taxes, page F-16

15. Please tell us where you have provided the disclosures required by paragraphs 43-49 of SFAS 109, as applicable.

RESPONSE: Footnote No. 9 has been amended to provide the disclosures required by paragraphs 43-49 of SFAS 109.

Note 10. Statutory Reserves, page F-18

16. We see that statutory reserves are included within retained earnings. Please tell us why you have not presented statutory reserves as a separate caption within: your statement of stockholder's equity. Please refer to Rule 5-02(31) of Regulation SX.

RESPONSE: The statutory reserves have been presented separately in the stockholder’s equity section in the balance sheets and statement of stockholder’s equity.

Unaudited Consolidated Financial Statements for the nine months ended September 30, 2007

Note 7. Income Taxes

17. Please tell us the basis for the recognition of income for the $6 million reversal of the tax accrual. Clarify why this was not recorded in Income Taxes.

RESPONSE: In October 2007, the Chinese local government granted the Huayang Companies a special tax waiver to exempt and release any additional corporate income tax and value added tax liabilities and any related penalties as of September 30 and for all periods prior to September 30, 2007. The PRC local government has provided various incentives to companies in order to encourage economic development. Such incentives include reduced tax rates and other measures. The reversal of the tax accrual is base on this special tax waiver. In prior periods, we accrued income taxes and value-added taxes based on statutory rates. The nature of this tax waiver is to forgive taxes owed to the government, as such, the Company believes it is appropriate to record the waiver as “other income from forgiveness of income and VAT taxes.”

Unaudited Consolidated Financial Statements for the nine months ended September 30, 2007

18. Please revise to provide the disclosures required by paragraphs 20 - 21 of FIN48.

RESPONSE: Amendment No. 1 has been revised to provide a discussion of Fin 48 for the years ended December 31, 2007 and 2006.

Note 11. Subsequent Events, page F-33

19. We see that under the purchase agreement you are required to meet certain conditions, including appointing independent directors, have a qualified chief financial officer and have an audit committee prior to February 11, 2008 or February 13, 2008, as applicable, or you will be required to pay liquidated damages. We also see that you have registration rights agreement covering the common stock issuable upon conversion of the series A preferred stock and exercise of warrants. Please update this footnote to disclose whether these requirements have been met or, if not, the amount of liquidated damages that were recorded related to these conditions. Refer to SFAS 5 and FSP EITF 00-19· 2, as applicable.

RESPONSE: Footnote 13 has been revised to disclose the status of satisfying the requirements stated in the purchase agreement.

20. We see that you issued convertible subordinated notes in November 2007 which are convertible into common stock and warrants or Series A preferred stock and warrants once the restated certificate of incorporation is filed. We note that the conversion price of the preferred stock and the exercise price of the warrants reset if you sell securities at a price lower less than the conversion or exercise price. In addition, we see from page 25 that the exercise price of the warrants is adjusted if the company does not meet certain levels of pre-tax income for 2007 and 2008. We also note that the preferred stock and warrants, once converted, would be held in escrow and will only be released under certain conditions. Please disclose all material terms and conditions of the preferred stock and warrants, including the formula used to determine the adjustment to the price of the shares and warrants. In addition, tell us how you plan to account for the convertible notes and underlying preferred stock and warrants. In this regard, as applicable, please refer to the guidance provided in SPAS 133, SFAS 150, EITF 00-19, FSP EITF (0-19-2 and the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline available on www.sec.gov)

RESPONSE: Footnote 6 has been revised to disclose all material terms and conditions of the preferred stock and warrants, including the formula used to determine the adjustment to the price of the shares and warrants. The Company evaluated whether or not the secured convertible debentures contain embedded conversion options, which meet the definition of derivatives under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and related interpretations. The Company believes that since the secured convertible debentures had a fixed conversion rate of $0.374, the secured convertible debt was not a derivative instrument.

We trust the foregoing is fully responsive to the staff's comments.

Sincerely,

/s/ Adam Wasserman

cc:	Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP